CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Nevsun Resources Ltd.

We consent to the inclusion in this annual report on Form 40-F of:

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our auditors' report dated March 16, 2007 on the consolidated balance sheets of Nevsun Resources Ltd. ("the Company") as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for each of the years then ended.

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our auditors' report on reconciliation to United States generally accepted accounting principles dated March 16, 2007 each of which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2006.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada

March 30, 2007